SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Euronav NV
(Name of Subject Company)

Euronav NV
(Name of Person(s) Filing Statement)

Ordinary shares, no par value
(Title of Class of Securities)
B38564108
(CUSIP Number of Class of Securities)

Seward & Kissel LLP
Attention: Keith Billotti, Esq.
One Battery Park Plaza
New York, New York 10004
(212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to
Euronav NV De Gerlachekaai 20 2000 Antwerpen Belgium Tel: 011-32-3-247-4411	Keith Billotti, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Euronav NV, a company incorporated under the laws of Belgium (“Euronav”), with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2024, and amended by Amendment No. 2 filed with the SEC on March 1, 2024 and by Amendment No. 1 filed with the SEC on February 27, 2024 (the “Statement”), relating to the tender offer (the “U.S. Offer”) by Compagnie Maritime Belge NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“CMB”), in respect of ordinary shares, no par value (the “Ordinary Shares”), of Euronav. CMB is making the U.S. Offer pursuant to the U.S. Offer to Purchase (as amended, the “U.S. Offer to Purchase”), which it included in its Tender Offer Statement on Schedule TO that it filed on February 14, 2024 with the SEC.

Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to that term in the Original Statement. Except as otherwise set forth below, the information set forth in the Original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates that are set forth below.

Item 8. Additional Information

Item 8 of the Original Statement is hereby amended and supplemented to include the following.

On March 4, 2024, Euronav issued a press release announcing that Euronav has been informed that certain funds managed by FourWorld Capital Management LLC have filed a request with the Market Court in Belgium in connection with the U.S. Offer to Purchase. Euronav is not involved in these proceedings.

Item 9. Exhibits

Item 9 of the Original Statement is hereby amended and supplemented to include the following exhibit in the exhibit index.

Exhibit No.	Description

(a)(24)	Press release of Euronav, dated March 4, 2024

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2024

	By:	/s/ Ludovic Saverys
	Name:	Ludovic Saverys
	Title:	Chief Financial Officer